                                                                    EXHIBIT 12.1

                               APACHE CORPORATION

        STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                              NINE MONTHS ENDED
                                SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                              -----------------   ---------------------------------------------------
       (IN THOUSANDS)          1995      1994       1994      1993      1992        1991       1990
----------------------------- -------   -------   --------   -------   -------    --------    -------
EARNINGS
-------
Pretax income (loss) from
  continuing operations(1)... $19,771   $48,589   $ 66,234   $62,067   $(5,759)   $(57,482)   $74,463
Add: Fixed charges excluding
  capitalized interest.......  60,203    27,508     39,008    34,355    43,603      41,889     21,763
                              -------   -------   --------   -------   -------    --------    -------
Adjusted earnings............ $79,974   $76,097   $105,242   $96,422   $37,844    $(15,593)   $96,226
                              =======   =======   ========   =======   =======    ========    =======
FIXED CHARGES
------------
Interest expense including
  capitalized interest(2).... $67,333   $26,571   $ 37,838   $34,205   $45,731    $ 48,117    $27,368
Amortization of debt
  expense....................   3,491     2,857      3,987     3,896     3,888       2,052        419
Interest component of rental
  expenditures(3)............   2,632     2,357      3,217     2,533     2,980       2,373      2,030
                              -------   -------   --------   -------   -------    --------    -------
                              $73,456   $31,785   $ 45,042   $40,634   $52,599    $ 52,542    $29,817
                              =======   =======   ========   =======   =======    ========    =======
Ratio of earnings to fixed
  charges....................    1.09      2.39       2.34      2.37      0.72(4)       --(4)    3.23
                              =======   =======   ========   =======   =======    ========    =======


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(1) Undistributed income of less-than-50% owned affiliates is excluded.


(2) Apache has guaranteed and is contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled approximately $8.1 million at December 31, 1994 and $7.8 million at September 30, 1995. The weighted average interest rate was 6.875% and 6.625% at December 31, 1994 and September 30, 1995, respectively. Fixed charges, relating to debt for which Apache is contingently liable, have not been included in the fixed charges for any of the periods shown above, based on the financial position of the partnerships and their ability to service the debt.


(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% applies for all periods presented.


(4) Earnings were inadequate to cover fixed charges for the year 1991 by $68.1 million and $14.8 million for the year 1992, due to write downs of the carrying value of DEK Energy Company's (formerly known as DEKALB Energy Company) United States and Canadian oil and gas properties and losses incurred on the divestiture of DEK's United States oil and gas properties.